Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-290665 and 333-

290665-01
(To Prospectus dated December 8, 2025,
Prospectus Supplement dated December 8, 2025 and
Product Supplement COMM LIRN-1

dated February 13, 2026)

827,400 Units $10 principal amount per unit CUSIP No. 09712A727	Pricing Date Settlement Date Maturity Date	August 21, 2026 August 27, 2026 August 28, 2031

BofA Finance LLC

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM

Fully and Unconditionally Guaranteed by Bank of America Corporation

■Maturity of approximately five years

■276.70% leveraged upside exposure to increases in the Index

■1-to-1 downside exposure to decreases in the Index, with up to 100.00% of your principal at risk

■All payments occur at maturity and are subject to the credit risk of BofA Finance LLC, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes

■No periodic interest payments

■Limited secondary market liquidity, with no exchange listing

The notes are being issued by BofA Finance LLC (“BofA Finance”) and are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet, “Additional Risk Factors” on page TS-8 of this term sheet, and “Risk Factors” beginning on page PS-7 of the accompanying product supplement, page S-7 of the accompanying Series A MTN prospectus supplement and page 7 of the accompanying prospectus.

The initial estimated value of the notes as of the pricing date is $9.432 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” beginning on page TS-17 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$ 10.00	$8,274,000.00
Underwriting discount(1)	$ 0.06	$49,644.00
	$ 0.05	$41,370.00
Proceeds, before expenses, to BofA Finance	$ 9.89	$8,182,986.00

(1)The underwriting discount reflects a sales commission of $0.06 per unit and a structuring fee of $0.05 per unit.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

August 21, 2026

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031

Summary

The Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031 (the “notes”) are our senior unsecured debt securities. Payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all of BofA Finance’s other unsecured and unsubordinated debt, and the related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, in each case, except obligations that are subject to any priorities or preferences by law. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes provide you a leveraged return if the Ending Value of the Market Measure, which is the Bloomberg ex-Energy SubindexSM (the “Index”), is greater than the Starting Value. If the Ending Value is less than the Starting Value you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our and BAC’s credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Participation Rate) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and costs associated with hedging the notes, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you are paying to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes.  This initial estimated value was determined based on our, BAC’s and our other affiliates’ pricing models, which take into consideration BAC’s internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-17.

Terms of the Notes		Redemption Amount Determination
Issuer:	BofA Finance LLC (“BofA Finance”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Guarantor:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately five years
Market Measure:	The Bloomberg ex-Energy SubindexSM (Bloomberg symbol: “BCOMXE”)
Starting Value:	151.4216
Ending Value:

The closing level of the Market Measure on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-21 of the accompanying product supplement.

Threshold Value:	151.4216 (100.00% of the Starting Value)
Participation Rate:	276.70%
Calculation Day:	August 21, 2031
Fees and Charges:	The underwriting discount of $0.11 per unit listed on the cover page.
Calculation Agent:	BofA Securities Inc. (“BofAS”), an affiliate of BofA Finance.

Leveraged Index Return Notes®	TS-2

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031

The terms and risks of the notes are contained in this term sheet and in the following:

●Product supplement COMM LIRN-1 dated February 13, 2026:
https://www.sec.gov/Archives/edgar/data/70858/000121390026015957/ea0276929-01_424b2.htm

●Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025:
 https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, BAC and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

■You anticipate that the Index will increase from the Starting Value to the Ending Value.

■You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

■You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

■You are willing to forgo the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

■You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and BAC’s actual and perceived creditworthiness, BAC’s internal funding rate and fees and charges on the notes.

■You are willing to assume our credit risk, as issuer of the notes, and BAC’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

■You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

■You seek principal repayment or preservation of capital.

■You seek interest payments or other current income on your investment.

■You want to receive the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

■You seek an investment for which there will be a liquid secondary market.

■You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take BAC’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values.

Leveraged Index Return Notes®

60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
-60.00%
-60%
-45%
-30%
-15%
0%
15%
30%
45%
60%
Return of the Market Measure
Return on the Notes

This graph reflects the returns on the notes, based on the Participation Rate of 276.70% and the Threshold Value of 100.00% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a hypothetical Threshold Value of 100, the Participation Rate of 276.70%, and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Index, see “The Index” section below.  In addition, all payments on the notes are subject to issuer and guarantor credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.0000	-100.000%
50.00	-50.00%	$5.0000	-50.000%
75.00	-25.00%	$7.5000	-25.000%
80.00	-20.00%	$8.0000	-20.000%
85.00	-15.00%	$8.5000	-15.000%
90.00	-10.00%	$9.0000	-10.000%
95.00	-5.00%	$9.5000	-5.000%
97.00	-3.00%	$9.7000	-3.000%
100.00(1)(2)	0.00%	$10.0000	0.000%
105.00	5.00%	$11.3835	13.835%
110.00	10.00%	$12.7670	27.670%
120.00	20.00%	$15.5340	55.340%
140.00	40.00%	$21.0680	110.680%
160.00	60.00%	$26.6020	166.020%
180.00	80.00%	$32.1360	221.360%
200.00	100.00%	$37.6700	276.700%

(1)This is the hypothetical Threshold Value.

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031

(2)The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value of the Market Measure is set forth on page TS-2 above.

Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value:100.00
Threshold Value:100.00
Ending Value:50.00
Redemption Amount per unit

Example 2
The Ending Value is 105.00, or 105.00% of the Starting Value:
Starting Value:100.00
Ending Value:105.00
= $11.3835 Redemption Amount per unit.

Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of the accompanying product supplement, page S-7 of the Series A MTN prospectus supplement, and page 7 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

■Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

■Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

■Payments on the notes are subject to our credit risk, and the credit risk of BAC, and actual or perceived changes in our or BAC’s creditworthiness are expected to affect the value of the notes. If we and BAC become insolvent or are unable to pay our respective obligations, you may lose your entire investment.

■Your investment return may be less than a comparable investment directly in the components of the Index.

■We are a finance subsidiary and, as such, will have limited assets and operations.

■BAC’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of its subsidiaries.

■The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance or BAC: events of bankruptcy or insolvency or resolution proceedings relating to BAC and covenant breach by BAC will not constitute an event of default with respect to the notes.

Valuation- and Market-related Risks

■The initial estimated value of the notes considers certain assumptions and variables and relies in part on certain forecasts about future events, which may prove to be incorrect. The initial estimated value of the notes is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, and those of BAC, BAC’s internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

■The public offering price you are paying for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value.  This is due to, among other things, changes in the level of the Index, changes in BAC’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and costs associated with hedging the notes, all as further described in “Structuring the Notes” on page TS-17. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

■The initial estimated value does not represent a minimum or maximum price at which we, BAC, MLPF&S, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our and BAC’s creditworthiness and changes in market conditions.

■A trading market is not expected to develop for the notes. None of us, BAC, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase the notes at any price in any secondary market.

Conflict-related Risks

■BAC and its affiliates' hedging and trading activities (including trades related to components of the Index) and any hedging and trading activities BAC or its affiliates engage in that are not for your account or on your behalf, may affect the market value and return of the notes and may create conflicts of interest with you.

■There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.  We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

■Bloomberg Index Services Limited may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

■Future prices of the Index components that are different from their current prices may have a negative effect on the level of the Index, and therefore the value of the notes.

Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031

■Ownership of the notes will not entitle you to any rights with respect to any commodities or futures contracts included in, or tracked by, the Index.

■An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.

■The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

■The Index includes futures contracts traded on foreign exchanges that are less regulated than U.S. markets and may involve different and greater risks than trading on U.S. exchanges.

■Suspensions or disruptions of market trading in the commodities or futures contracts included in, or tracked by, the Index may adversely affect the value of the notes.

■Legal and regulatory changes could adversely affect the return on and value of your notes.

Tax-related Risks

■The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-29 of the accompanying product supplement

Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities (as defined below).

The Index is composed of exchange-traded futures contracts (the “Index Components”) on physical commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Index consisting of the Index Components and not to the spot prices of the Index Commodities. An investment in the notes is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The prices of the Index Components and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Components relative to their current prices may have a negative effect on the level of the Index and therefore the value of the notes.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts.

The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield,” and the change in price that contracts experience while they are components of the Index is sometimes referred to as “spot return.”

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading (putting aside other considerations) in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. It is possible, when near-term or spot prices of the Index Components are decreasing, for the level of the Index to decrease significantly over time even when some or all of the Index Components are experiencing backwardation. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the Index and the value of the notes.

Risks associated with the Index may adversely affect the market price of the notes.

The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Bloomberg L.P. may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the notes.

The notes are linked to an excess return index and not a total return index.

The notes are linked to an excess return index and not a total return index. An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts composing that index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

Leveraged Index Return Notes®	TS-9

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Bloomberg Index Services Limited (“BISL” or the “Index sponsor”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index.  The consequences of the Index sponsor discontinuing publication or determination of the Index are discussed in the section entitled “Description of LIRNs— Discontinuance of a Market Measure” on page PS-24 of the accompanying product supplement. None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor.

The Index is a subindex of the Bloomberg Commodity IndexSM (the “BCOM”). The Index includes all futures contracts included in the BCOM with the exception of the Energy Commodity Group, which consists of Crude Oil (WTI and Brent), Natural Gas, RBOB Gasoline, Low Sulphur Gas Oil and ULS Diesel. The Index is calculated using the same methodology as the BCOM but with reference only to the non-excluded futures contracts and to their respective weightings within the Index. The determination of these weights is the same as the BCOM and is discussed below. The Index is calculated on an excess return basis. The Index is reported by Bloomberg under the ticker symbol “BCOMXE.”

The BCOM

General

The BCOM tracks the performance of a weighted basket of futures contracts on certain physical commodities.  The BCOM is calculated on an excess return basis by BISL.

The BCOM is currently composed of 25 exchange-traded contracts, or Index Components, on 23 physical commodities, or Index Commodities. It is quoted in U.S. dollars and reflects the return of underlying commodity futures price movements only. It reflects the returns that are potentially available through an unleveraged investment in the futures contracts on Index Commodities comprising the BCOM as described below. The value of the BCOM is computed on the basis of hypothetical investments in the basket of commodities that make up the BCOM.

The BCOM was previously known as the Dow Jones–UBS Commodity IndexSM. On April 10, 2014, Bloomberg L.P. and UBS announced a partnership that has resulted in Bloomberg Indexes being responsible for governance, calculation, distribution and licensing of the bank’s commodity indices. The Dow Jones–UBS Commodity IndexSM was renamed the “Bloomberg Commodity IndexSM” as of July 1, 2014. Bloomberg acquired the BCOM in September 2020.

The BCOM Governance, Audit and Review Structure

BISL uses two primary committees to provide overall governance and oversight of its benchmark administration activities:

●The product, risk and operations committee provides direct governance and is responsible for the first line of controls over the creation, design, production and dissemination of benchmark indices, strategy indices and fixings administered by BISL, including the BCOM. The product, risk and operations committee is composed of Bloomberg personnel with significant experience or relevant expertise in relation to financial benchmarks. Meetings are attended by Bloomberg legal & compliance personnel. Nominations and removals are subject to review by Bloomberg’s benchmark oversight committee, discussed below.

●The oversight function is provided by the benchmark oversight committee. The benchmark oversight committee is independent of the product, risk and operations committee and is responsible for reviewing and challenging the activities carried out by the product, risk and operations committee. In carrying out its oversight duties, the benchmark oversight committee receives reports of management information both from the product, risk and operations committee as well as Bloomberg legal and compliance members engaged in second level controls.

On a quarterly basis, the product, risk and operations committee reports to the benchmark oversight committee on governance matters, including but not limited to client complaints, the launch of new benchmarks, operational incidents (including errors & restatements), major announcements and material changes concerning the benchmarks, the results of any reviews of the benchmarks (internal or external) and material stakeholder engagements.

As described in more detail below, the BCOM is reconstituted and rebalanced each year in January with respect to relative liquidity and production percentages. The composition and annual weightings for the BCOM are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee. Once approved, the new composition of the BCOM is publicly announced and takes effect in the January immediately following the announcement.

Set forth below is a summary of the composition of, and the methodology used to calculate, the BCOM as of the date of this term sheet. The methodology for determining the composition and weighting of the BCOM and for calculating its level is subject to modification in a manner consistent with the purposes of the BCOM, as described below. BISL makes the official calculation of the level of the BCOM.

Additional information about the BCOM is available on the following website: bloombergindexes.com. We are not incorporating by reference the website or any material it includes into this term sheet.

Composition of the BCOM

Leveraged Index Return Notes®	TS-10

Leveraged Index Return Notes® Linked to the Bloomberg ex-Energy SubindexSM, due August 28, 2031

Commodities Available for Inclusion in the BCOM. Commodities are selected for the BCOM that are believed to be both sufficiently significant to the world economy to merit consideration and that are tradable through a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metals Exchange (“LME”) and the contract for Brent Crude Oil and Low Sulphur Gas Oil, each of the commodities is the subject of at least one futures contract that trades on a U.S. exchange. Twenty-five commodities are considered to be eligible for inclusion in the BCOM: aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, ultra-low-sulfur diesel (heating oil), lead, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, platinum, silver, soybean meal, soybean oil, soybeans, sugar, tin, unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

The 23 commodities represented in the BCOM for 2026 are: aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, lead, ultra-low-sulfur diesel (heating oil), lean hogs, live cattle, low sulfur gas oil, natural gas, nickel, silver, soybean meal, soybean oil, soybeans, sugar, unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

Designated Contracts for Each Commodity. One or more commodity contracts known as “designated contracts” are selected by BISL for each of the 25 commodities eligible for inclusion in the BCOM. With the exception of several LME contracts, which are traded in London, low sulphur gas oil, which is traded on the ICE Futures Europe, in London, crude oil, for which two designated contracts have been selected, and wheat for which two designated contracts that are traded in North America have been selected, BISL selects for each index commodity one commodity contract that is traded in North America and denominated in U.S. dollars. Data concerning the designated contracts will be used to calculate the BCOM. It is possible that BISL will in the future select more than one designated contract for additional commodities or may select designated contracts that are traded outside of the United States or in currencies other than the U.S. dollar. For example, in the event that changes in regulations concerning position limits materially affect the ability of market participants to replicate the BCOM in the underlying futures markets, it may become appropriate to include multiple designated contracts for one or more commodities (in addition to crude oil and wheat) in order to enhance liquidity. The termination or replacement of a commodity contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable commodity contract would be selected, if available, to replace the designated contract.

The following table sets forth the designated contracts for the commodities included in the BCOM as of the date of this document, along with their respective Final Commodity Index Percentages (“CIPs”) (Target Weights) for 2026, as published by the BCOM sponsor. Actual percentages on any business day may vary from the Target Weights due to market price fluctuations.

Commodity	Designated Contract	Trading Facility	2026 Final Commodity Index Percentages (%)
Aluminum	High Grade Primary Aluminum	LME	3.970642%
Coffee	Coffee “C”	ICE Futures U.S.	2.914551%
Copper	Copper	COMEX	6.36198%
Corn	Corn	CBOT	5.528201%
Cotton	Cotton No. 2	ICE Futures U.S.	1.594979%
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	6.639844%
Brent Crude Oil	Oil (Brent Crude Oil)	ICE Futures Europe	8.360156%
Gold	Gold	COMEX	14.895729%
Ultra-Low-Sulfur Diesel (Heating Oil)	ULS Diesel (HO)	NYMEX	2.19225%
Lean Hogs	Lean Hogs	CME	1.77864%
Live Cattle	Live Cattle	CME	3.858015%
Low Sulphur Gas Oil	Low Sulphur Gas Oil (QS)	ICE Futures Europe	2.890565%
Natural Gas	Henry Hub Natural Gas	NYMEX	7.197939%
Nickel	Primary Nickel	LME	2.227777%
Silver	Silver	COMEX	3.943644%
Soybean Meal	Soybean Meal	CBOT	2.933473%
Soybean Oil	Soybean Oil	CBOT	2.823843%
Soybeans	Soybeans	CBOT	5.355331%
Sugar	Sugar No. 11	ICE Futures U.S.	2.951423%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending (RBOB) Gasoline	NYMEX	2.154721%
Wheat (Chicago)	Soft Wheat	CBOT	2.721705%
Wheat (KC HRW)	Hard Red Winter Wheat	CBOT	1.791142%
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Zinc	Special High Grade Zinc	LME	2.249931%
Lead	Refined Standard Lead	LME	0.949821%
Cocoa	Cocoa	ICE Futures U.S.	1.713699%

Commodity Groups. For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the BCOM are assigned to “commodity groups”. The commodity groups, and the commodities currently included in each commodity group, are as follows:

Commodity Group	Commodity
Energy:	Crude Oil (WTI and Brent)
ULS Diesel (HO)
Low Sulphur Gas Oil
Natural Gas
Unleaded Gasoline (RBOB)
Precious Metals:	Gold
Platinum
Silver
Industrial Metals:	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock:	Live Cattle
Lean Hogs
Grains:	Corn
Soybeans
Soybean Meal
Soybean Oil
Wheat (Chicago and KC HRW)
Softs:	Cocoa
Coffee
Cotton
Sugar

Commodity Sectors. The BCOM also includes primary commodities (base commodities that are not principally derived or produced from other commodities) and derivative commodities (commodities that are principally derived or produced from other commodities). Each primary commodity, together with its derivative commodities, is referred to as a “commodity sector”. Adjustments are made to avoid the “double-counting” of primary commodities that would result if primary commodities and derivative commodities were viewed as wholly separate categories. BISL, as index administrator, may determine that other index commodities qualify as derivative commodities in the future, resulting in similar adjustments. The current primary and derivative commodities are:

Primary Commodity	Derivative Commodities
Crude Oil (WTI and Brent)	ULS Diesel, RBOB Gasoline and Low Sulphur Gas Oil
Soybeans	Soybean Oil and Soybean Meal

Annual Reconstitution and Rebalancing of the BCOM

The BCOM is reconstituted and rebalanced each year in January on a price percentage basis. The annual constitution and weightings for the BCOM are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee. Once approved, the new composition of the BCOM is publicly announced, and takes effect in the January immediately following the announcement.

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Determination of Relative Weightings. The relative weightings of the designated contracts that are eligible for inclusion in the BCOM are determined annually according to both liquidity and U.S. dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each year, for each designated contract eligible for inclusion in the BCOM, liquidity is measured by the commodity liquidity percentage (CLP) and production by the commodity production percentage (CPP). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the BCOM, except that LME volume is divided by three in order to make a more appropriate comparison to U.S. exchange data and that the COMEX price and the LME volume is used for copper, which requires adjusting the COMEX prices to metric tons. In contrast to U.S. futures, which are typically listed on a monthly or bimonthly basis and trade only during specific hours, LME contracts can be traded over-the-counter, 24 hours a day, for value on any business day within a three-month window extending out from spot. In addition, LME contracts can be traded for settlement on the third Wednesday of each month extending out 27 months from the date the contract is made. Accordingly, historical data comparable to that of U.S. futures contracts is not available for these LME contracts and certain adjustments to the available data are made for purposes of calculating this component of the BCOM. In particular, LME contracts that trade on the third Wednesday of each month will serve as a proxy for U.S. futures contracts. The calculation of the BCOM utilizes the LME contracts that trade on the third Wednesday of every other month, starting with January.

The CPP is determined for each designated contract by taking a five-year average of annual world production figures (the most recent five years for which data is available), adjusted by the historic dollar value of the designated contract, and dividing the result by the sum of such production figures for all designated contracts. Data for derivative commodities is not included in production data to avoid double-counting and, where there are multiple designated contracts for a particular commodity, the production data is allocated at this stage to only one designated contract also to avoid double-counting. Production weightings are allocated among derivative commodities and primary commodities, and between multiple contracts where applicable, before the final weightings are determined. In addition, for natural gas, only North American production is used.

The CLP and the CPP are then combined (using a ratio of 2/3 CLP plus 1/3 CPP) to establish an interim commodity index percentage for each designated contract. The BCOM is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the BCOM, the following diversification rules are applied to the annual reweighting and rebalancing of the BCOM as of January of the applicable year to determine the commodity index percentage (CIP) for each designated contract:

●No designated contract may constitute less than 0.4% of the BCOM; designated contracts which constitute less than 0.4% of the BCOM will be set to zero.  The related contracts are not included in the BCOM for the related year, and none of the BCOM calculation procedures that follow are performed with respect to these Commodities. The disregarded interim percentages generally are allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

●No single commodity together with its derivatives (together, a “commodity sector”) (e.g., crude oil together with ULS Diesel and unleaded gasoline or soybeans together with soybean meal and soybean oil), may constitute more than 25% of the BCOM. Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

●No single commodity (e.g., natural gas or silver) may constitute more than 15% of the BCOM (note that both crude oil designated contracts and both wheat designated contracts are considered together as one commodity for this purpose). Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

●No related group of commodities designated as a “commodity group” above (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the BCOM. Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

●Gold and silver will be given a weight equal to their CLPs (subject to the 25% commodity sector and 15% commodity limits). The sum of the difference between weights based on the interim percentage and the weights based on the CLPs generally will be allocated to the other commodity sectors equally, while treating commodity sectors as one asset when subtracting the excess.

●No single commodity (e.g., natural gas, silver) may constitute less than 2% of the BCOM. If one or more single commodities have a weight less than 2% of the BCOM, the sum of the difference between the 2% and the actual weights generally will be allocated to the other designated contracts equally and reallocated so that no single commodity has a weight less than 2%.

●The ratio of the interim percentage to the CLP for a designated contract may not exceed 3.5:1. The excess weight for all affected designated contracts is aggregated, and is generally allocated equally to other commodities with such a ratio below a certain number, currently set at 2.0.

Following the annual reconstitution and rebalancing of the BCOM in January, the percentage of any single commodity or group of commodities at any time prior to the next reconstitution or rebalancing will fluctuate and may exceed or be less than the percentages initially established.

Commodity Index Multipliers. Following application of the diversification rules discussed above, the target weights are incorporated into the BCOM by calculating the new unit weights for each designated contract included in the BCOM. On the fourth Index Business Day of

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the year, the target weights, along with the settlement values on that date for designated contracts included in the BCOM, are used to determine a commodity index multiplier (which we refer to as the CIM) for each designated contract included in the BCOM. This CIM is used to achieve the percentage weightings of the designated contracts included in the BCOM, in U.S. dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each designated contract included in the BCOM will float throughout the year, until the CIMs are reset the following year based on new CIPs. An “Index Business Day” refers to a day on which the sum of the CIPs for those index commodities that are open for trading is greater than 50%.

BCOM Calculations

The BCOM is calculated on an excess return basis. BISL calculates the BCOM by applying the impact of the changes to the prices of futures contracts included in the BCOM (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the BCOM is a mathematical process whereby the CIMs for the commodities included in the BCOM are multiplied by respective prices in U.S. dollars for the applicable designated contracts. These products are then summed. The daily percentage change in this sum is then applied to the immediately preceding index value to calculate the then-current index value.

The BCOM Is a Rolling Index. The BCOM is composed of futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain a long futures position, periodically contracts on physical commodities specifying delivery on a nearby date must be sold and contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each futures contract occurs over a period of five Index Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures contract position. The BCOM is, therefore, a “rolling index”.

Index Calculation Disruption Events. From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the BCOM will be adjusted in the event that BISL determines that any of the following index calculation disruption events exists:

•termination or suspension of, or material limitation or disruption in, the trading of any futures contract or first nearby futures contract used in the calculation of the BCOM on that day,

•the settlement value of any futures contract used in the calculation of the BCOM reflects the maximum permitted price change from the previous day’s settlement value,

•the failure of an exchange to publish official settlement values for any futures contract used in the calculation of the BCOM, or

•with respect to any futures contract used in the calculation of the BCOM that trades on the LME, a business day on which the LME is not open for trading.

If an index calculation disruption event occurs on any Index Business Day during a hedge roll period (which we define as the fifth through ninth Index Business Day of each month) in any month other than January affecting any futures contract included in the BCOM, the portion of the roll that would have taken place on that Index Business Day is deferred until the next Index Business Day on which such conditions do not exist. If any of these conditions exist throughout the hedge roll period, the roll with respect to the affected contract will be effected in its entirety on the next Index Business Day on which such conditions no longer exist. The index calculation disruption event will not postpone the roll for any other futures contract for which an index calculation disruption event has not occurred.

In the event that an index calculation disruption event occurs during the hedge roll period scheduled for January of each year affecting a futures contract included in the BCOM, the rolling or rebalancing of the relevant designated contract will occur in all cases over five Index Business Days on which no index calculation disruption event exists. The hedge roll period in January, and the resulting rebalancing that is occurring, will be extended if necessary until the affected designated contract finishes rolling over five Index Business Days. The amounts of a particular futures contract rolled or rebalanced in January will always be distributed over five Index Business Days, and rolling weight at the rate of 20% per Index Business Day on any Index Business Day following an index calculation disruption event during such hedge roll period. This change affects only the rolling or rebalancing process in January, with no change to the rules for rolling futures contracts in other monthly hedge roll periods.

Material changes or amendments to the calculation methodology are subject to the approval of the product, risk and operations committee. Questions and issues relating to the application and interpretation of terms contained in the BCOM methodology generally and calculations during periods of extraordinary circumstances in particular will be resolved or determined by BISL.

The following graph shows the daily historical performance of the Index in the period from January 1, 2016 through August 21, 2026.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 151.4216.

Historical Performance of the Index

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180
160
140
120
100
80
60
40
20
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Jan-16
Jul-16
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Jan-19
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Jan-22
Jul-22
Jan-23
Jul-23
Jan-24
Jul-24
Jan-25
Jul-25
Jan-26
Jul-26

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

“Bloomberg®”, “Bloomberg Commodity IndexSM” and “Bloomberg ex-Energy SubindexSM” are service marks of Bloomberg Finance L.P. and its affiliates, including BISL, the administrator of the indices (collectively, “Bloomberg”) and have been licensed for use for certain purposes by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by Bloomberg. Bloomberg does not make any representation or warranty, express or implied, to the owners of or counterparties to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Bloomberg to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by BISL without regard to us or the notes. Bloomberg has no obligation to take the needs of MLPF&S or the owners of the notes into consideration in determining, composing or calculating the Index. Bloomberg is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Bloomberg shall not have any obligation or liability, including, without limitation, to note customers, in connection with the administration, marketing or trading of the notes.

This term sheet relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Index Components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Bloomberg. The information in this term sheet regarding the Index Components has been derived solely from publicly available documents. Bloomberg has not made any due diligence inquiries with respect to the Index Components in connection with the notes. Bloomberg makes no representation that these publicly available documents or any other publicly available information regarding the Index Components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

BLOOMBERG DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. BLOOMBERG DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA RELATED THERETO. BLOOMBERG DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS, AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS, AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY INJURY OR DAMAGES-WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE-ARISING IN CONNECTION WITH THE NOTES OR THE INDEX OR ANY DATA OR VALUES RELATING THERETO-WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

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Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and will receive a discount in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We are paying a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduced the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

MLPF&S and BofAS, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the case of BofAS and as dealer in the case of MLPF&S in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. Neither BofAS nor MLPF&S may make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 10,000 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

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Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index.  The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as BAC’s internal funding rate, is typically lower than the rate BAC would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements. These hedging arrangements are expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss.

For further information, see “Risk Factors” beginning on page PS-7 and “Use of Proceeds” on page PS-18 of the accompanying product supplement.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to BofA Finance and BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of BofA Finance, and the related guarantee will be a valid and binding obligation of BAC, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and due authentication of the Master Note and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 1, 2025 which has been filed as Exhibit 5.3 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 1, 2025.

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Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

■There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

■You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Index.

■Under this characterization and tax treatment of the notes, a U.S. Holder (as defined on page 76 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

■No assurance can be given that the Internal Revenue Service (“IRS”) or any court will agree with this characterization and tax treatment.

■It is possible that Section 1256 of Internal Revenue Code could apply to the notes which would result in gain or loss recognized with respect to the notes being treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes. You would also be required to mark your notes to market at the end of each year.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-29 of the accompanying product supplement.

Where You Can Find More Information

We and BAC have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and BAC have filed with the SEC, for more complete information about us, BAC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Leveraged Index Return Notes®” and “LIRNs®” are BAC’s registered service marks.

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